UNITI SECURITIES AND E Washingt



10031578

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 1 2010
DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67202

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andes Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin LLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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ANDES CAPITAL GROUP, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

(With Independent Auditors' Report)

DECEMBER 31, 2009

ANDES CAPITAL GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Andes Capital Group, LLC.

We have audited the accompanying statement of financial condition of Andes Capital Group, LLC as of December 31, 2009, and the related statement of operations, changes in members' equity and cash flows for the year then ended that are being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Andes Capital Group, LLC as of December 31, 2009, and the results of its operations, changes in its members' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC
Chicago, Illinois
February 26, 2010

ANDES CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS		
Cash on deposit with clearing broker	$	25,648
Receivables from broker-dealer and clearing organizations		14,583
Furniture, equipment and organization expense, at cost less accumulated depreciation and amortization of $ 32,110		6,925
TOTAL ASSETS	$	47,156

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Bank overdraft	$	5,970
Accrued expenses		17,958
Total liabilities		23,928
MEMBERS' EQUITY		23,228
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	47,156

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commission income	$ 1,193,691
Interest income	389
TOTAL REVENUES	1,194,080
EXPENSES	
Advertising	10,283
Outside services	354,625
Contributions	10,699
Dues and subscriptions	20,431
Guaranteed payments	410,161
Insurance	15,111
Meals and entertainment	39,285
Office supplies and expenses	36,668
Telephone	24,309
Professional fees	68,603
Rent	151,662
Salaries and payroll taxes	73,426
Travel	77,532
Other expenses	16,733
TOTAL EXPENSES	1,309,528
NET LOSS	$ (115,448)

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Balance January 1, 2009	$	236,958
2009 Net loss		(115,448)
Members' distributions		(98,282)
Balance December 31, 2009	$	23,228

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (115,448)
Adjustment to reconcile net loss to net cash provided by operating activities	
Depreciation and amortization	8,364
Changes in operating assets and liabilities:	
Increase in cash on deposit with clearing broker	(25)
Decrease in receivables from broker-dealer and clearing organizations	221,539
Increase in accrued expenses	17,083
NET CASH PROVIDED BY OPERATING ACTIVITIES	131,513
CASH FLOWS FROM FINANCING ACTIVITIES	
Purchase of equipment	(3,069)
Members' distributions	(98,282)
NET CASH (USED) IN FINANCING ACTIVITIES	(101,351)
NET INCREASE IN CASH	30,162
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR (DEFICIT)	(36,132)
CASH AND CASH EQUIVALENTS END OF YEAR (DEFICIT)	$ (5,970)

The accompanying notes are an integral part of these statements

ANDES CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

1. ORGANIZATION AND NATURE OF BUSINESS

Andes Capital Group, LLC, an Illinois limited liability company ("the Company"), was formed on August 3, 2004. The Company is a broker-dealer, located in Chicago, Illinois registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). It provides a range of services to a diversified institutional client base that includes municipalities, unions, public and private corporations, hedge funds, domestic and international banks, foundations and endowments. Services provided by the Company include: origination, underwriting, distribution and trading for municipal bonds; sales, trading and execution for equities; sales, trading and underwriting; directed investment and private equity for taxable fixed income; commission recapture and research.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with a maturity of less than a three months when purchased, that are not held in the ordinary course of business, to be cash equivalents.

Issuance of FASB Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162.* SFAS No. 168 establishes the FASB Standards Accounting Codification ("Codification") as the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for the SEC registrants. The Codification supersedes all of the existing non-SEC accounting and reporting standards but is not intended to change or alter existing U.S. GAAP. The Codification changes the references of financial standards within the Company's financial statements. All references made to U.S. GAAP uses the new Accounting Standards Codification ("ASC") and the new Codification numbering system prescribed by the FASB.

Receivable from Broker-dealer and Clearing Organization

Amounts receivable from broker-dealers and clearing organizations at December 31, 2009, amounted to $14,583. Management of the Company believes all amounts included in receivable from broker-dealers and clearing organizations are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Organization Expense

Property and equipment is recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred.

When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization is recorded over the estimated useful lives of the related assets using the straight-line and accelerated method for financial statement and tax purposes. The estimated useful lives for significant property and equipment categories are as follows:

	Years
Furniture and equipment	5 to 7
Organization expense	5

Depreciation and amortization expense totaled $8,364 for the year ended December 31, 2009.

Income Taxes

The Company, a limited liability company, will file its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. Accordingly, no provision is made for income taxes in the financial statements.

Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were available to be issued.

Revenue Recognition

Commissions represent the spread between buy and sell transactions processed and net fees charged to customers on a transaction. Commissions are recorded on a settlement date basis, which does not differ materially from trade date basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, formerly known as Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted effective January 1, 2008 except for nonfinancial assets and nonfinancial liabilities recognized or disclosed on a nonrecurring basis.

4. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Andes Capital Group, LLC is required to maintain net capital as defined under the rule. Andes Capital Group, LLC is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2009 the Company had net capital and net capital requirements of $16,303 and $5,000 respectively.

5. RELATED PARTY TRANSACTIONS

Some of the owners of the Company are also owners of a related marketing company ("the Related Party"). The Company has entered into a sublease for office space jointly with the Related Party (see note 6 below).

6. COMMITMENTS AND CONTINGENCIES

The Company and the Related Party have joint and several obligations under a sublease ("Sublease") for office facilities in Chicago, Illinois, which expires December 31, 2010.

The following is a schedule of future minimum rental payments, including the Related Party's portion, under noncancellable operating leases as of December 31, 2009:

Year Ending December 31	Amount
2010	$ 109,148
Total	$ 109,148

Rent expense for the Company's portion of the sublease for 2009, including other charges amounted to $116,299.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, formerly known as Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted effective January 1, 2008 except for nonfinancial assets and nonfinancial liabilities recognized or disclosed on a nonrecurring basis.

4. NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Andes Capital Group, LLC is required to maintain net capital as defined under the rule. Andes Capital Group, LLC is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregated indebtedness," as these terms are defined. As of December 31, 2009 the Company had net capital and net capital requirements of $16,303 and $5,000 respectively.

5. RELATED PARTY TRANSACTIONS

Some of the owners of the Company are also owners of a related marketing company ("the Related Party"). The Company has entered into a sublease for office space jointly with the Related Party (see note 6 below).

6. COMMITMENTS AND CONTINGENCIES

The Company and the Related Party have joint and several obligations under a sublease ("Sublease") for office facilities in Chicago, Illinois, which expires December 31, 2010.

The following is a schedule of future minimum rental payments, including the Related Party's portion, under noncancellable operating leases as of December 31, 2009:

Year Ending December 31	Amount
2010	$ 109,148
Total	$ 109,148

Rent expense for the Company's portion of the sublease for 2009, including other charges amounted to $116,299.

7. CLEARING AGREEMENT

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2009, had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, the Company maintains with its clearing broker a money market account to be used as security deposits.

The amount of the security deposit and included as cash on deposit with clearing broker was $25,648 at December 31, 2009. Accounts receivable from clearing broker-dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days.

8. OTHER CONCENTRATIONS

The Company's largest customer accounted for over 75% of commission income for the year ended December 31, 2009. In addition, 100% of the amount receivable from broker-dealers and clearing organizations at December 31, 2009 represent one customer.

9. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

On January 1, 2009 the Company adopted ASC 740 formerly known as FASB Interpretation No. 48 ("FIN 48"), "*Accounting for Uncertainty in Income Taxes.*" At December 31, 2009 there are no material uncertain income tax positions.

ANDES CAPITAL GROUP, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15C3-3 AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 153-3
DECEMBER 31, 2009

Andes Capital Group, LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Andes Capital Group, LLC is exempt from the provisions of that rule.

ANDES CAPITAL GROUP, LLC
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDENCE UNAUDITED PART II A FOCUS REPORT FILING
DECEMBER 31, 2009

The following differences existed at December 31, 2009, between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2009.

Unaudited Part II A Focus Filing	$ 34,261
Cumulative audit adjustments, made by client	(17,958)
Audited computation of net capital	$ 16,303

ANDES CAPITAL GROUP, LLC
AUDITOR COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 23,228
2.	Deduct ownership equity not allowable for Net Capital		0
3.	Total ownership equity qualified for Net Capital		23,228
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in Computation of net capital		0
	B. Other (deductions) or allowable credits (List)		
			0
5.	Total capital and allowable subordinated liabilities		23,228
6.	Deductions and/or charges:		
	A. Total non allowable assets from Statement of Financial Condition (Notes B and C)	6,925	
	B. Secured demand note deficiency	0	
	C. Commodity futures contracts and spot Commodities – proprietary capital changes	0	
	D. Other deductions and/or charges	0	
7.	Other additions and/or credits (List)		
			(6,925)
8.	Net capital before haircuts on securities positions		16,303

ANDES CAPITAL GROUP, LLC
AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments	0	
	B. Subordinates securities borrowings	0	
	C. Trading and investment securities:	0	
	1. Exempted securities	0	
	2. Debt securities	0	
	3. Options	0	
	4. Other securities	0	
	D. Undue Concentration	0	
	E. Other (List)		
			0
10.	Net Capital		$ 16,303

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 1,595
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	11,303
15.	Excess net capital at 120%	$ 10,303

ANDES CAPITAL GROUP, LLC
AUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

16.	Total A.I. liabilities from Statement of Financial Condition		$ 23,928
17.	Add:		
	A. Drafts for immediate credit	________	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	________	
	C. Other unrecorded amounts (List)		
	________ ________		
	________ ________		
	________ ________		________
19.	Total aggregate indebtness		$ 23,928
20.	Percentage of aggregate indebtness to net capital (line 19/line 10)		% 147

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
Andes Capital Group, LLC

In planning and performing our audit of the financial statements of Andes Capital Group, LLC ("the Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as, defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC
Chicago, Illinois
February 26, 2010